TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

El Niño Ventures Inc. 5,000 meter drilling program in the Democratic Republic of Congo (DRC) is underway.

o Drilling has started on the DRC properties o Airborne geophysics survey is completed. o Presently negotiating acquisition of new research permits.

October 9, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that their 5,000 meter, reverse circulation drill program is underway on its properties in the Democratic Republic of Congo (DRC). The drill program will focus on the Zone 1 identified by the remote sensing survey completed earlier and will also test the area covered by artisanal workings on the property. Furthermore a new, discovered copper zone will be drilled off to determine the extent of mineralization.

The airborne geophysics survey of our properties is now completed and preliminary results are being incorporated in our drill program. The drill program will comprise a number of short holes each averaging about 100 meters in length, with approximately 50 holes projected to be completed in the next six weeks. All core chips samples will be collected under strict supervision and will be assayed by ALS Chemex laboratories in South Africa. ALS Chemex is a internationally recognized and respected assaying company.

Jean Luc Roy, President of El Nino states: “I am very pleased with the substantial progress we have made with our program in the DRC particularly taking into account the very short time we have been there. Our camp is fully operational, our very experienced team has done a tremendous job getting everything into place to allow us to drill 5,000 meters before the rainy season in the DRC. The start of the drill program is a very telling statement in our ability to operate in the DRC and we look forward to sharing the results of this drilling program with our shareholders over the next few months.”

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to our copper project in the Congo, El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc.

On Behalf of the Board of Directors Jean Luc Roy, President and CEO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninoventures.com Or visit : www.elninoventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.